

Mail Stop 4561

February 14, 2017

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

>   **Re:**   **NQ Mobile Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Filed April 6, 2016**
>   **Form 6-K filed January 25, 2017**
>   **File No. 001-35145**

Dear Mr. Wu:

We have reviewed your letter dated January 20, 2017 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 5, 2017.

Form 20-F for Fiscal Year Ended, December 31, 2015

Notes to Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) Reorganization and Proposed FL Transaction, page F-7

1.   We note your response to prior comment 7. Please provide us with your analysis as to how you determined that liability classification for Dr. Shi's non-controlling interest in FL Mobile is appropriate.

2.   In your response to prior comment 7 you state the transactions with Jinxin Hengrui, Jinxin Haoyue, Jinxin Huatong and Tibet Zhuohua, are not subject to reversal, unless otherwise mutually agreed by both parties. Please tell us whether there are any circumstances in which the purchase prices for these transactions could be adjusted.

Note 10. Goodwill, page F-53

3.   We note your qualitative analysis in response to prior comment 13 regarding your conclusion that the aggregated components for your Securities and Others reporting unit have similar economic characteristics. In your November 23, 2016 response to comment 10 you state that the live mobile social video platform component contributed the majority of cash flows to this reporting unit and you refer to the expectation of continued high growth, while the other components in this reporting unit were not developed as expected. You also state that the components for which you used an income approach did not present similar growth rates as the live mobile social video platform component and that you used the asset approach for certain components for which forecasts could not be reasonably estimated. Please provide us with a quantitative analysis, such as gross margins and sales trends, supporting the conclusion that these components are expected to exhibit similar long-term financial performance.

4.   Please provide us with a breakdown of goodwill allocated to each component of your Securities and Others reporting unit. Also, tell us the carrying value for each component as of the date of your most recent impairment test as well as the estimated fair value for this reporting unit.

Form 6-K filed January 25, 2017

Exhibit 99.1

5.   We note your announcement of the letter of intent to sell all of the company's equity interest in FL Mobile and Showself Live Video to an investor group consisting of Dr. Vincent Wenyong Shi and a private equity investment fund. Please tell us name of the private equity investment fund as well as the individuals associated with the fund. Also, tell whether the fund and/or any of the individuals have any relationship with the company, its affiliates, officers, or shareholders. Clarify whether the $100 million investment by the investor group has any contingencies attached and the timing of when the remaining investment is to be received.

6.   You refer to the sale of Showself in the header of Exhibit 99.1. Tell us whether you are selling the entire Showself business or just the live video portion. In this regard, on page 15 of your Form 20-F, you refer to the Showself brand, which includes Showself Desktop and Lockscreen, Showself Music Radar, and Showself Live Video.

7.   We note your response to prior comment 2 confirming that you will describe and quantify the potential impact on operating results of the FL Mobile divestiture in future filings. Considering the significance of the impact of FL Mobile on the company's results and the current

negotiations for the sale of both FL Mobile and Showself Live Video, please clarify whether you will provide the requested disclosures in future Form 6-K filings that discuss the transaction negotiations.   If so, please ensure that such disclosures also quantify the revenues and net income/(loss) attributable to Showself Live Video.

8.   Please tell us the amount of revenues and net income/(loss) attributable to Showself Live Video for fiscal year 2015 and the nine-months ended September 30, 2016, separately quantifying amounts attributed to non-controlling interests . If available, also provide us with this information for both Showself and FL Mobile for fiscal 2016.

9.   We note from your response to prior comment 7 that either party has the option to unilaterally revert the transaction if the proposed listing of FL Mobile on the stock exchanges in China is terminated or the parties reasonably concluded that it is unlikely to obtain necessary government approvals for such listing. The revised disclosures provided in your November 23, 2016 response to comment 13 indicate that the parties have the option to revert "[i]n the event the FL Divestment does not consummate or fails to obtain regulatory approval from relevant governmental authorities,." Please describe for us the contractual provisions pursuant to which Dr. Shi and Xinjiang Yinghe were able to revert their equity interest purchases as disclosed in your Form 6-K filed November 25, 2016. When providing an update on the FL Mobile divestiture in future Forms 6-K and in your next Form 20-F, please ensure that you provide a comprehensive discussion of any provisions by which such transaction may be amended, reversed, and/or the purchase price may be adjusted.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and
Services

cc: Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP